UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K/A

Amendment No. 1 to

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Issuer on Form 6-K (the “Original 6-K”), originally furnished by China Cord Blood Corporation (the “Company”) to the Securities and Exchange Commission on August 26, 2013, amends the Original 6-K to include the interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements contained in the Original 6-K in XBRL (eXtensible business reporting language) and to provide for the incorporation by reference described below. No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statement on Form F-3 (No. 333-191121) of the Company.

Exhibits

Exhibit No.	Description

99.1*	Press Release, dated August 26, 2013
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: October 25, 2013